Exhibit 99.1

PRESS RELEASE

Bladex Announces the Successful Closing of a new Asian Syndicated Loan

Panama City, Republic of Panama, September 2, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today the closing of a US$175 million three-year syndicated loan. Mizuho Bank Ltd. acted as mandated lead arranger and book-runner. The facility consisted of two tranches: a two-year extension of Bladex’s US$103 million syndicated loan previously arranged by Mizuho in 2013 and a US$72 million three-year tranche of funding provided by new lenders. Banks from Japan, Taiwan and China participated in the transaction as arrangers and lead arrangers as well.

Mr. Christopher Schech, Executive Vice President, Chief Financial Officer for Bladex, commented, “We are very pleased to announce the completion of this new syndicated facility, which reaffirms Bladex’s strong franchise in the Asian Markets. It has been very gratifying for us to not only see the renewed commitment of existing lenders, but also the participation of new financial institutions. Mizuho’s expertise and extensive client coverage have been key enablers for this new transaction.”

We would like to thank all the participating banks for their continued support of Bladex and the Latin American and Caribbean Region.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin America and Caribbean countries, as well as commercial banks and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com